UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TIME INC.

(Name of Subject Company (Issuer))

GOTHAM MERGER SUB, INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

MEREDITH CORPORATION

(Name of Filing Persons (Parent of Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

887228104

(CUSIP Number of Class of Securities)

Gotham Merger Sub, Inc.

c/o Meredith Corporation

1716 Locust Street

Des Moines, Iowa 50309

(515) 284-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

J. Kevin Mills

Cooley LLP

1299 Pennsylvania Avenue, NW, Suite 700

Washington, DC 20004

(202) 842-7800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,913,394,167.55	$238,217.57

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Time Inc., at a purchase price of $18.50 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: (i) 99,622,569 issued and outstanding Shares, multiplied by $18.50 per Share; (ii) 5,704,765 Shares issuable pursuant to outstanding options with an exercise price that is less than $18.50 per Share, multiplied by $1.17 per Share (which is equal to the difference between $18.50 and $17.33, the weighted average exercise price of such options that have an exercise price that is less than $18.50 per Share); (iii) 2,501,866 Shares issuable pursuant to outstanding restricted stock units, multiplied by $18.50 per Share; (iv) 306,825 Shares issuable pursuant to certain outstanding performance stock units, multiplied by $18.50 per Share; (v) 177,079 Shares issuable pursuant to certain earned performance stock units, multiplied by $18.50 per Share; (vi) 178,666 Shares issuable pursuant to outstanding deferred stock units, multiplied by $18.50 per Share; and (vii) 1,200,000 Shares issuable pursuant to certain outstanding options, multiplied by $4.30 per Share (which is equal to the difference between $18.50 and $14.20, the exercise price of such options).
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017 is calculated by multiplying the transaction valuation by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$238,217.57	Filing party:	Gotham Merger Sub, Inc. and Meredith Corporation
Form or Registration No.:	Schedule TO (File No. 005-88270)	Date filed:	December 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 12, 2017 (together with any subsequent amendments and supplements hereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Gotham Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Meredith Corporation, an Iowa corporation (“Parent”), for all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”) of Time Inc., a Delaware corporation (the “Company”), at a price of $18.50 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated December 12, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to an Agreement and Plan of Merger, dated as of November 26, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Purchaser, Parent and the Company.

All of the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1, 4, 11 and 12 as reflected below.

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

On January 11, 2018, Parent announced an extension of the expiration of the Offer until one minute after 11:59 p.m. (Eastern Time) on January 25, 2018, unless further extended in accordance with the Merger Agreement. The Offer, which was previously scheduled to expire one minute after 11:59 p.m. (Eastern Time) on January 10, 2018, was extended ten business days (in accordance with the terms of the Merger Agreement) to allow additional time for the satisfaction of the conditions of the Offer set forth in the Merger Agreement. The Depository has advised Parent that, as of the close of business, Eastern Time on January 10, 2018, approximately 59,024,324 Shares (not including 4,812,404 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered) have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 58.7% of the outstanding Shares. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(B).

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by Meredith Corporation, dated January 11, 2018

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

All references to “11:59 p.m. (Eastern Time) on January 10, 2018” in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), are hereby amended and replaced with “11:59 p.m. (Eastern Time) on January 25, 2018”. The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in any of the foregoing exhibits to the Schedule TO, are hereby amended and supplemented to reflect the same.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 11, 2018

GOTHAM MERGER SUB, INC.

By:	/s/ Joseph Ceryanec
Name:	Joseph Ceryanec
Title:	President

MEREDITH CORPORATION

By:	/s/ Joseph Ceryanec
Name:	Joseph Ceryanec
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 12, 2017*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Notice of Guaranteed Delivery*

(a)(1)(F)	Summary Advertisement as published in the New York Times on December 12, 2017*

(a)(5)	Press Release issued by Meredith Corporation, dated November 26, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Meredith Corporation (File No. 001-05128) with the Securities and Exchange Commission on November 27, 2017)

(a)(5)(B)	Press Release issued by Meredith Corporation, dated January 11, 2018

(b)(1)	Commitment Letter, dated November 26, 2017, by and among Meredith Corporation, Royal Bank of Canada, RBC Capital Markets, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Barclays Bank PLC and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Meredith Corporation (File No. 001-05128) with the Securities and Exchange Commission on November 27, 2017)

(b)(2)	Equity Commitment Letter, dated November 26, 2017, by and among Meredith Corporation and Koch Equity Development LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Meredith Corporation (File No. 001-05128) with the Securities and Exchange Commission on November 27, 2017)

(d)(1)	Agreement and Plan of Merger, dated as of November 26, 2017, by and among Meredith Corporation, Gotham Merger Sub, Inc. and Time Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Meredith Corporation (File No. 001-05128) with the Securities and Exchange Commission on November 27, 2017)

(d)(2)	Confidentiality Agreement, dated February 4, 2017, between Time Inc. and Meredith Corporation*

*	Previously filed.